UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sale of Convertible Notes

On August 15, 2025, Top Win International Limited (Nasdaq: SORA), a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (the “Securities Purchase Agreements”) with certain investors to issue convertible notes with an aggregate principal amount of US$10 million, at a purchase price of 100% of such principal, a term of three years, and an interest rate of 3.0% per annum (the “Notes”). Such Notes shall be convertible into the Company’s ordinary shares at an initial conversion price of US$4.64 per share. The closing of the sale and purchase of such Notes is subject to customary closing conditions and is expected to take place on or before August 20, 2025. The form of the Securities Purchase Agreements, which includes the form of the Notes, is appended to this current report as exhibit 99.1.

The Company and an investor has terminated the securities purchase agreement dated July 26, 2025 for the sale of a convertible note with a principal amount of US$3,050,000 at an initial conversion price of US$8.79 per share, as disclosed in its current report on Form 6-K dated July 29, 2025, due to evolving market conditions.

On August 15, 2025, the Company issued a press release, a copy of which is appended to this current report on Form 6-K as Exhibit 99.2.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement including the Form of Note
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025	Top Win International Limited

	By:	/s/ Kwan, NGAI
	Name:	Kwan, NGAI
	Title:	Co-Chief Executive Officer and Director

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